EXHIBIT 21.1

Subsidiaries of the Registrant

Name of Subsidiary	Jurisdiction of Organization
Acacia Communications Europe ApS	Denmark
Acacia Communications Holdings, Ltd.	Bermuda
Acacia Communications (Ireland) Limited	Ireland